ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-282565
Dated September 12, 2025

Auto-Callable Dual Directional Trigger PLUS Based on the Performance of the Common Stock of Palantir Technologies Inc. due on or about October 5, 2027

Trigger Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

This document provides a summary of the terms of the Auto-Callable Dual Directional Trigger Performance Leveraged Upside SecuritiesSM (the “Auto-Callable Dual Directional Trigger PLUS” or “Trigger PLUS”). Investors should carefully review the accompanying preliminary pricing supplement for the Trigger PLUS, the accompanying product supplement, the prospectus supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Trigger PLUS do not guarantee any return of principal at maturity and you could lose up to your entire investment in the Trigger PLUS. The Trigger PLUS are senior unsecured debt securities issued by The Bank of Nova Scotia (“BNS”), and all payments on the Trigger PLUS are subject to the credit risk of BNS. As used in this document, “we,” “us,” or “our” refers to BNS.

SUMMARY TERMS
Issuer:	The Bank of Nova Scotia
Issue:	Senior Note Program, Series A
Underlying stock:	Common stock of Palantir Technologies Inc. (Bloomberg Ticker: “PLTR UW”)
Stated principal amount:	$1,000.00 per Trigger PLUS
Issue price:	$1,000.00 per Trigger PLUS
Minimum investment:	$1,000 (1 Trigger PLUS)
Coupon:	None
Pricing date:	September 30, 2025
Original issue date:	October 3, 2025 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	September 30, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	October 5, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early Redemption:

If the closing price of the underlying stock on the determination date prior to the final determination date is greater than or equal to the initial share price, the Trigger PLUS will be automatically redeemed for the early redemption payment on the related early redemption date. No further payments will be made on the Trigger PLUS once they have been redeemed.

Determination dates, Early redemption dates and Early redemption payment per Trigger PLUS:	Determination Dates	Early Redemption Dates	Early Redemption Payment per Trigger PLUS
	1st determination date: October 7, 2026	October 13, 2026	$1,303.30
	Final determination date: September 30, 2027	Not applicable – See “Payment at maturity per Trigger PLUS” below
Payment at maturity per Trigger PLUS:

If the Trigger PLUS are not automatically redeemed prior to maturity, you will receive at maturity a cash payment per security as follows:

■If the final share price is greater than the initial share price:

$1,000.00 + leveraged upside payment

￭ If the final share price is less than or equal to the initial share price but greater than or equal to the trigger price:

$1,000.00 + ($1,000.00 × absolute underlying return)

In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the underlying stock. In no event will this amount exceed the stated principal amount plus $350.00. You will not benefit from the leverage feature in this scenario.

￭ If the final share price is less than the trigger price:

$1,000.00 + ($1,000.00 × underlying return)

If the final share price is less than the trigger price, you will lose 1% for every 1% that the final share price falls below the initial share price and you could lose up to your entire investment in the Trigger PLUS.

Underlying return:	(final share price – initial share price) / initial share price
Absolute underlying return:	The absolute value of the underlying return. For example, a -5% underlying return will result in a +5% absolute underlying return.
Leverage factor:	150%
Leveraged upside payment:	$1,000.00 × leverage factor × underlying return
Trigger price:	65.00% of the initial share price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
Initial share price:	The closing price of the underlying stock on the pricing date, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
Final share price:	The closing price of the underlying stock on the final determination date, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
CUSIP/ISIN:	06418VW59 / US06418VW594
Listing:	The Trigger PLUS will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$25.00 per stated principal amount
Estimated value on the pricing date:	Expected to be between $932.90 and $962.90 per Trigger PLUS. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/9631/000183988225050958/bns_424b2-28374.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical leverage factor of 150% and hypothetical trigger price of 65.00% and are purely hypothetical (the actual terms of your Trigger PLUS will be determined on the pricing date and will be specified in the final pricing supplement).

The Underlying Stock
The Trigger PLUS
Leveraged
Upside Payment
Absolute Return
Full Downside Exposure
Below Trigger Level
$1,800.00
$1,600.00
$1,400.00
$1,350.00
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$0.00
-100%
-75%
-50%
-25%
-35.00%
0%
25%
50%
75%
100%
Payment at Maturity on the Trigger PLUS
Underlying Return of the Underlying Stock

Hypothetical Payment at Maturity if the Securities Are Not Automatically Redeemed Prior to Maturity

Underlying Return	Payment at Maturity
+40.00%	$1,600.00
+30.00%	$1,450.00
+20.00%	$1,300.00
+10.00%	$1,150.00
+5.00%	$1,075.00
0.00%	$1,000.00
-5.00%	$1,050.00
-10.00%	$1,100.00
-20.00%	$1,200.00
-30.00%	$1,300.00
-35.00%	$1,350.00
-36.00%	$640.00
-40.00%	$600.00
-50.00%	$500.00
-75.00%	$250.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the Trigger PLUS above and links to the accompanying product supplement, prospectus supplement and prospectus for the Trigger PLUS under “Additional Information About BNS and the Trigger PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the Trigger PLUS.

The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying prospectus supplement and product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 225-5678. Our Central Index Key, or CIK, on the SEC web site is 0000009631.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪Risk of significant loss at maturity; you may lose up to your entire investment.

▪The stated payout from the issuer applies only upon an early redemption or at maturity.

▪If the Trigger PLUS are redeemed prior to maturity, the appreciation potential of the Trigger PLUS is limited by the fixed early redemption payment..

▪The potential positive return on the Trigger PLUS from any negative performance of the underlying stock is limited by the trigger price and the return on the Trigger PLUS may change significantly despite only a small difference in the degree of change of the final share price relative to the initial share price.

▪Greater expected volatility with respect to the underlying stock generally reflects a higher return rate represented by the early redemption payment, a higher leverage factor and a lower trigger price, and a higher expectation as of the pricing date that the final share price could be less than the trigger price.

▪The Trigger PLUS are subject to reinvestment risk in the event of an early redemption.

▪The amount payable on the Trigger PLUS is not linked to the price of the underlying stock at any time other than the determination dates.

▪Owning the Trigger PLUS is not the same as owning the underlying stock.

▪The absolute return feature is not the same as taking a short position directly in the underlying stock.

Risks Relating to Characteristics of the Underlying Stock

▪An investment in the Trigger PLUS is subject to risks associated with investments in single equity securities.

▪There can be no assurance that the investment view implicit in the Trigger PLUS will be successful.

▪There is no affiliation between the underlying stock issuer and BNS.

Risks Relating to Estimated Value and Liquidity

▪BNS’ initial estimated value of the Trigger PLUS at the time of pricing (when the terms of your Trigger PLUS are set on the pricing date) will be lower than the issue price of the Trigger PLUS.

▪Neither BNS’ nor SCUSA’s estimated value of the Trigger PLUS at any time is determined by reference to credit spreads or the borrowing rate BNS would pay for its conventional fixed-rate debt securities.

▪BNS’ initial estimated value of the Trigger PLUS does not represent future values of the Trigger PLUS and may differ from others’ (including SCUSA’s) estimates.

▪The Trigger PLUS have limited liquidity.

▪The price at which SCUSA would buy or sell your Trigger PLUS (if SCUSA makes a market, which it is not obligated to do) will be based on SCUSA’s estimated value of your Trigger PLUS. SCUSA’s estimated value of the Trigger PLUS is determined by reference to its pricing models and takes into account BNS’ internal funding rate.

▪The price of the Trigger PLUS prior to maturity will depend on a number of factors and may be substantially less than the stated principal amount.

Risks Relating to General Credit Characteristics

▪Payments on the Trigger PLUS are subject to the credit risk of BNS.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Hedging activities by BNS and SCUSA may negatively impact investors in the Trigger PLUS and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the Trigger PLUS.

▪The calculation agent can make antidilution and other adjustments that may adversely affect the market value of, and any amounts payable on, the Trigger PLUS.

▪We, SCUSA and our other affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the underlying stock issuer and the market activities by us, SCUSA or our other affiliates for our or their own respective accounts or for our clients could negatively impact investors in the Trigger PLUS.

▪Activities conducted by BNS and its affiliates may impact the market price of the underlying stock and the value of the Trigger PLUS.

▪The calculation agent will have significant discretion with respect to the Trigger PLUS, which may be exercised in a manner that is adverse to your interests.

▪BNS and its affiliates may publish research or make opinions or recommendations that are inconsistent with an investment in the Trigger PLUS.

Risks Relating to Canadian and U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the Trigger PLUS are uncertain. You should consult your tax advisor about your tax situation. See “Additional Information About the Trigger PLUS — Tax Considerations” and “— Material Canadian Income Tax Consequences” in the preliminary pricing supplement.

Underlying Stock

For information about the underlying stock, including historical performance information, see “Information About the Underlying Stock” in the preliminary pricing supplement.

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